Exhibit 12.1

Ratio of earnings to fixed charges

	2000	2001	2002	2003	2004

Earnings	27,117	(12,523)	(13,857)	(8,005)	6,179
Fixed charges	0	0	0	0	384
Ratio	NA	NA	NA	NA	16.1